Mail Stop 6010

May 18, 2009

Amy Schulman
Senior Vice President and General Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

    Re: Pfizer Inc.
             Registration Statement on Form S-4/A
             Filed May 5, 2009
             File No. 333-158237

Dear Ms. Schulman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Pfizer and Wyeth Unaudited Pro Forma Condensed Combined Financial Statements, page 25

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3.Accounting Policies, page 30

1. Please expand your disclosure to clarify the intent of this disclosure. Disclose if you are aware of any accounting policies that may need to be harmonized and if there be could be any material differences in your combined results as a

consequence of harmonizing Wyeth's accounting policies. If so, please adjust your pro forma financial statements as appropriate or clarify why you have not included any pro forma adjustments.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 32

2. We acknowledge your revised disclosure in response to prior comment six. Please expand your disclosure to clarify why you believe that the adjustment is representative of the fair value of inventory of Wyeth and provides a reasonable indication of the adjustment that is likely to occur. In your disclosure explain how the adjustment is reasonable when "Pfizer does not have detailed information at this time as to the specific finished goods on hand, the actual stage of completion of work-in-progress inventories or the specific types and nature of raw materials and supplies." Identify the selected acquisition transactions in the life science, consumer and animal health sectors and explain how those inventory valuation trends are representative of the inventory fair value adjustment for Wyeth.

3. Further, it is not clear why you believe that you cannot make a reasonable fair value adjustment to property, plant and equipment based on "selected acquisition transactions in the life science, consumer and animal health sectors" when you can provide a reasonable estimate of the fair values of inventory, intangible assets, and debt using similar information. Please revise your pro forma financial statements to include an adjustment representative of the fair value of Wyeth's property, plant, and equipment and a reasonable estimate of the associated adjustments to depreciation and amortization. Please include similar fair value adjustments to the contingencies and uncertain tax positions disclosed in note 5(e).

4. Please refer to your disclosure in note 5(f) in response to prior comment eight. The amount listed in footnote (iii) included in other current liabilities does not appear to agree with pro forma adjustment (c). If the amount in adjustment (c) is net or combined with other adjustments please revise your disclosure on the face of the pro forma balance sheet to show pro forma adjustment amounts on a gross basis. Otherwise clarify how the amount of adjustment (c) was calculated in the notes.

6. Pro Forma Adjustments, page 34

5. Please revise pro forma adjustment (b) to clarify the estimated interest rate used for the $9 billion in permanent debt financing that will replace bridge financing six months after the completion of the merger.

Risk Factors, page 42

Some directors and executive officers of Wyeth have interests in the merger that may differ from the interests of the Wyeth stockholders, page 43

6. We note your response to comment 13. Please revise the risk factor discussion to disclose the aggregate cash payments that each officer and director is entitled to receive upon completion of the merger.

Background of the Merger, page 51

7. We note your responses to comments 17 and 18. Please revise your disclosure on page 52 to describe senior management's analysis of the business opportunities and challenges that Wyeth might anticipate over the course of the next five years in the event it was to remain an independent company. The specific opportunities and risks that were discussed should be described.

8. We note your response to comment 30 which states that Pfizer does not generally make public its long term projections. Please confirm that the Wyeth Board of Directors and advisors did not have access to Pfizer's internal forecasts giving effect to the merger. If Wyeth directors and advisors did have access to these forecasts, please include them in the proxy statement or provide us with an analysis supporting your determination that they are not material tot eh voting decision.

Opinion of Evercore Group L.L.C., page 77

9. We note your response to comment 42. Please revise your discussion of the Selected Company Trading Analysis to specifically state that certain multiples of the selected companies fell outside the ranges of the selected companies. If you are aware of any companies whose multiples fell outside the range for each of the metrics used in the comparison, please identify these companies. Otherwise, revise your disclosure to state that you did not consider or quantify how many multiples fell outside the selected multiple ranges.

10. We note your response to comment 43 and note that the premiums paid in each of the identified transactions was presented to the Board in the January 25, 2009 presentation. Please either present the premiums in each of the identified transactions or present the mean, median, high and low premiums for the 15 largest M&A Transactions since 1998 and the large pharmaceutical/biotechnology industry mergers. To the extent you choose to present the mean, median, high and low premiums rather than the premiums for each individual transaction, please also quantify the number of transactions that fell outside the selected range. Additionally, your disclosure states that you applied a range of selected premiums

of 20% to 35% which was derived from the selected transactions. Please explain how this range was derived from the selected transactions.

Retention of Wyeth Executives, page 92

11. Please revise to disclose the increases in base salary and the sign on bonuses.

Form 10-K for the year ended December 31, 2008

Schedule 14A

Executive Compensation: Compensation Discussion and Analysis

CEO Performance Objectives, page 47

12. We note your response to comment 52 which states that you believe that more detailed disclosure of the goals that make up the Value Based Portfolio Goal would cause competitive harm. If you believe that disclosure of these individual goals will result in competitive harm, please provide a more comprehensive analysis supporting your determination that disclosure is likely to cause competitive harm and that the information is not material to investors. Your analysis must include the targets which have been omitted from your disclosure. Please note that you may request confidential treatment for the sensitive portions of your analysis pursuant to Rule 83. Additionally, in instances where you have omitted information about targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how difficult it will be for your executive or how likely it will be for your company to achieve the undisclosed target.

13. We note your response to comment 53. Please provide us draft disclosure of your proposed disclosure for your 2010 proxy statement.

Form 10-Q for the Period Ending March 29, 2009, filed May 8, 2009

Commercial and Other Matters, page 53

14. We note your discussion here of the Aricept Strategic Alliance and Development Agreement entered into with Eisai Co., Ltd. Please provide a reference to where this agreement has been filed in the past, or alternatively, if you do not believe the agreement is material then provide a substantive analysis supporting this determination and provide us with a supplemental copy of the agreement for our review.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at 202-551-3652 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dennis J. Block
       William P. Mills
       Cadwalader, Wickersham & Taft LLP
       One World Financial Center
       New York, New York 10281
       Fax: 212-504-6666